Mail Stop 4561

September 27, 2007

VIA USMAIL and FAX (212) 986 - 7679

Mr. Mark Labell
Senior Vice President, Finance
Wien & Malkin LLC, Supervisor
250 West 57th Street Associates, L.L.C.
60 East 42nd Street
New York, New York 10165

> **Re:** **250 West 57th Street Associates L.L.C.**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 6/6/2007**
> **File No. 000-02666**

Dear Mr. Mark Labell:

We have reviewed your response letter dated August 31, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

General

1. We have read your response to comment two and continue to believe that financial statements for the three years ended December 31, 2006 would be required.

2. Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety. In addition, in light of the financial

statement deficiencies, consider the impact on your disclosure controls and procedures. If the officers conclude that the disclosure controls and procedures were effective, despite the deficiencies, please confirm that you will describe the basis for the officers' conclusions.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief